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                                 [LETTERHEAD]


October 28, 2002

To: Alberta Securities Commission
    British Columbia Securities Commission
    Manitoba Securities Commission
    Office of the Administrator, New Brunswick
    Securities Commission of Newfoundland
    Nova Scotia Securities Commission
    Ontario Securities Commission
    Registrar of Securities, Prince Edward Island
    Commission des valeurs mobilieres du Quebec
    Saskatchewan Securities Commission
    Securities Registry, Government of the Northwest Territories
    Registrar of Securities, Government of the Yukon Territories
    Nunavut Legal Registry
    The Toronto Stock Exchange
    The New York Stock Exchange
    U.S. Securities & Exchange Commission


Dear Sirs:

Subject:    Celestica Inc.
-------     --------------

We confirm that the following English material was sent by pre-paid mail on October 25, 2002 to the registered shareholders of Subordinate Voting shares of the subject Corporation:

1.    Third Quarter Financial Results ended September 30, 2002

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List in compliance with current securities legislation requirements

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,


(Signed)
Monica Palasaga
Assistant Account Manager
Stock Transfer Services
(416) 263-9484  (416) 981-9800  Fax


c.c. Celestica Inc.

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